

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2015

<u>Via E-mail</u>
Mr. Marco Hon Wai Ku
Chief Financial Officer
Borneo Resource Investments Ltd.
19125 North Creek Parkway, Suite 120
Bothell, Washington 98011-8000

>    **Re:    Borneo Resource Investments Ltd.**
>    **Form 10-K for Fiscal Year Ended December 31, 2013**
>    **Filed April 15, 2014**
>    **File No. 000-54707**

Mr. Ku:

We issued comments to you on the above captioned filing on December 23, 2014. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by March 17, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director